General Shareholders´ Meeting

Approves Amendment to Bylaws

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that during the extraordinary general shareholders' meeting held on January 10, 2024, previously called in accordance with the legal and statutory requirements applicable to the Company, the shareholders approved the amendment to the bylaws proposed by the majority shareholder, in accordance with the provisions of article 187, paragraph 1, of the Commercial Code. Additionally, as informed by the secretary of the meeting, shareholders ruled on the other points on the agenda as shown below:

Matter submitted for consideration by the Shareholders' Assembly	Percentage of votes in favor	Percentage of votes against
Approval of the agenda	99.98%	0.01%
Appointment of the President of the General Shareholders’ meeting	99.98%	0.01%
Appointment of the Election Commission and General Shareholders´ Meeting Scrutiny	99.98%	0.01%
Appointment of the Review Commission and Approval of the General Shareholder´s Meeting Minutes	99.99%	0.0002%
Presentation and approval of the Bylaws amendment	98.15%	1.84%

Note: For all agenda items, blank votes were cast, the percentages of which ranged between 0.00000001% and 0.00027694%. The figures included in the table do not include all decimals, which will be included in the final text of the minutes of the assembly.

To be effective, the amendment to the bylaws must be subject to formalities, including its registry before the Commercial Registry. Once the amendment has been duly solemnized and registered before the Commercial Registry, Ecopetrol will notify the public of this event by this same means.

The text of the approved reform can be consulted at the following link: https://files.ecopetrol.com.co/web/eng/aga-ext-2024/propuesta-reforma-eng.pdf

Bogota D.C., January 10, 2024

-----------------------------------------

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co